Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of June 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES RETRACTION

AND CLARIFICATION OF NEWS RELEASE

SPOKANE, WA––June 18, 2007–– Minera Andes Inc. (“Minera Andes” or the “Company”) (TSX: MAI and US OTC: MNEAF) announces that it is retracting its April 10, 2007 news release and Material Change Report dated April 12, 2007. Consequently, investors should rely upon the reserves and information reported prior to the Company’s April 10, 2007 news release that did not include the drilled off Kospi vein. The Company is also retracting all the disclosure in its 2006 Annual Report related to the Kospi vein. It is Minera Andes’ current expectation that the Kospi vein will be added to the existing resources at the time a new technical report is filed in respect of the San José Mine. However, at this point we have insufficient data to include the Kospi vein in our resource calculations. The San José Project is owned by Minera Santa Cruz (“MSC”) a company co-owned by Minera Andes (49%) and joint venture partner and operator Hochschild Mining plc (51%) (“Hochschild”) (London Stock Exchange, LSE: HOC). Minera Andes understands that MSC is proposing to undertake the necessary additional technical work to allow the Kospi vein to be classified as a reserve.

The news release of April 10, 2007 discusses Hochschild’s disclosure of the addition of new reserves at the Kospi vein to the existing San José reserves. This disclosure of an apparent material increase in reserves triggered the requirement for a new Canadian National Instrument 43-101(“NI 43-101”) technical report that is being completed by our independent consultants, AMEC. Based on work required to reconcile the reserve as disclosed by Hochschild (estimated to JORC standards) to NI 43-101 standards the Company and AMEC are reviewing whether the Kospi vein can properly be added to the reserves at the San José Project in compliance with the requirements of NI 43-101, given the technical work that has been done to date.

Minera Andes will file its new NI 43-101 technical report as soon as it is available. However, it appears that the report will not be available by June 25, 2007, the current deadline for completion of the report. As soon as the report is filed, Minera Andes will issue a news release that summarizes the report and reconciles differences between the reserves that were referred to in its April 10, 2007 news release and the reserve and resource figures that are supported by AMEC’s independent technical report.

Production at the San José mine is scheduled to begin at the end of the second quarter of 2007. The November 2005 feasibility study on the San José Project assumed the use of conventional flotation, followed by leaching in a Merryl-Crowe plant to recover the gold and silver. As part of optimizing the processing operations MSC decided that the mine will use an intensive leaching reactor (ILR), in lieu of the Merryl-Crowe plant. The ILR was chosen because of its higher recoveries for gold and silver, better control of cyanide, and lower investment and operating costs, all of which were determined as a result of a comprehensive prefeasibility level metallurgical testwork undertaken in 2006. In addition, Hochschild has advised Minera Andes that they are using successfully an ILR in one of its Peruvian operations.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine under construction for production and cash flow by mid-2007. Minera Andes has a 49% interest in the San José Project. Minera Andes is also exploring the Los Azules copper project in San Juan province, where drilling is underway to define a resource. Other exploration properties, primarily gold and silver, are being evaluated in southern Argentina. The Corporation presently has 166,605,767 issued and outstanding shares.

Allen V. Ambrose, Minera Andes’ President, who is an appropriately qualified person as defined by National Instrument 43-101, has reviewed the information used in this news release.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as ILR can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. In addition, Minera Andes’ joint venture partner, Hochschild Mining plc., does not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FURTHER

CLARIFICATION OF NEWS RELEASE

SPOKANE, WA––June 20, 2007–– Minera Andes Inc. (“Minera Andes” or the “Company”) (TSX: MAI and US OTC: MNEAF) announces that it is making a further clarification of its news release dated June 18, 2007 discussing the mineral reserves and resources at our San José Mine in southern Argentina scheduled for production start up by the end of the second quarter of 2007.

San José is owned by Minera Santa Cruz (“MSC”) a company co-owned by Minera Andes (49%) and joint venture partner and operator Hochschild Mining plc (51%) (“Hochschild”) (London Stock Exchange, LSE: HOC). The issue centers around the newly discovered Kospi vein, which was not included as part of the supporting mineral resources and reserves (at the Huevos Verdes and Frea Veins) for the 2005 Feasibility Study for the San José Project. Since then, a significant amount of diamond drilling (approximately 128 holes totaling 20,450 m) has been completed at the Kospi Vein during 2006, defining a 1,200 m long gold-silver mineralized structure, located roughly 375 m to the northeast of the Huevos Verdes vein. A new technical report supporting the material differences on the project, including the Kospi Vein, since the previous technical report (November 2005) is currently being prepared by AMEC for filing under Canada’s National Instrument 43-101.

As previously stated we are comfortable that the Kospi vein will be added to the existing “resources” at the time a new technical report is filed in respect of the San José Mine. For mineral resources to be converted to mineral reserves, a minimum Preliminary Feasibility level study must be completed on the Measured or Indicated portion of the resources that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Minera Andes clarifies our June 18, 2007 press release by stating that the supporting Preliminary Feasibility Study level metallurgical testwork has not yet been completed on the Kospi Vein mineralization in support of any future reserve estimates.

The significant remaining items required to complete a technical report to NI 43-101 standards are as follows:

•

AMEC is currently auditing the information on the Kospi Vein provided by MSC to confirm their resource estimate and to allow Minera Andes to report it according to CIM standards, and AMEC reports that they do not anticipate any significant differences in the mineral resource estimation procedures and methodologies that have been previously audited by AMEC for the Feasibility Study.

•

Review of results from current metallurgical testwork to confirm: amenability to a Gravity/Float and continuous Intensive Leach Reactor (ILR) system with direct Electrowinning and Resin Column scavenging of the leach solutions using a modular gold and silver recovery plant manufactured by Gekko Systems; metallurgical recoveries; and operating costs.

•	Review of current mine design confirming mine recoveries, capital and operating costs.

•	Review of mine life and economic analysis based on current reserves, without the Kospi vein.

•	Review of near term production, not based on the Kospi vein.

As stated in the 2005 Feasibility Study, the existing reserves (without the Kospi Vein) support a 4.3 year mine life at a production rate of 750 tonnes per day. The current processing facility utilizes a Gekko system. The metallurgical testwork in support of the Gekko System on the Huevos Verdes and Frea Veins was completed only to a Preliminary feasibility level and not supported by pilot plant testwork. As a result there is some risk that additional plant modifications and commissioning time could be required to achieve the anticipated metallurgical recovery and processing plant throughput. Furthermore until AMEC has completed its review of the Kospi Vein deposit and the technical report is filed on Sedar, the previously disclosed Kospi vein mineral resources remain unverified and investors are cautioned to factor this into their investment decision.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine under construction for production and cash flow by mid-2007. Minera Andes has a 49% interest in the San José Project. Minera Andes is also exploring the Los Azules copper project in San Juan province, where drilling is underway to define a resource. Other exploration properties, primarily gold and silver, are being evaluated in southern Argentina. The Corporation presently has 166,605,767 issued and outstanding shares.

Allen V. Ambrose, Minera Andes’ President, who is an appropriately qualified person as defined by National Instrument 43-101, has reviewed the information used in this news release.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. Investors should be aware that the introduction of new technology such as a Gekko system can create added risk in achieving metallurgical performance. The forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. In addition, Minera Andes’ joint venture partner, Hochschild Mining plc., does not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: June 22, 2007